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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-46198 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: White Rock Associates LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5001 Spring Valley Rd Suite 850W

(No. and Street)

| Dallas | TX | 75244 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Hext        972-644-7112

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC

(Name – *if individual, state last, first, middle name*)

| 16418 Beewood Glen Dr | Sugar Land | TX | 77498 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Greg Hext__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __White Rock Associates LLC__ , as of __December 31__ , 20__20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

ANDREA KAY GARDNER
Notary Public, State of Texas
Comm. Expires 06-14-2023
Notary ID 130264552

_____
Signature

Managing Member
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**White Rock Associates, LLC**

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2020

**White Rock Associates, LLC**

CONTENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of
White Rock Advisors LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of White Rock Advisors LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2020, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of White Rock Advisors LLC as of December 31, 2020 and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of White Rock Advisors LLC's management. Our responsibility is to express an opinion on White Rock Advisors LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to White Rock Advisors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of White Rock Advisors LLC's financial statements. The supplemental information is the responsibility of White Rock Advisors LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as White Rock Advisors LLC's auditor since 2018.

Sugar Land, Texas

Feb 26, 2021


White Rock Associates, LLC
Statement of Financial Condition
December 31, 2020

**ASSETS**


**Assets:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 14,249 |
| Accounts receivable | | 5,000 |
| Prepaid expenses | | 1,172 |
| **Total Assets** | | 20,421 |


**LIABILITIES AND MEMBER'S EQUITY**


| | | |
|---|---|---|
| **Accounts Payable** | | 4,350 |
| **Member's Equity** | | 16,071 |
| **Total Liabilities and Member's Equity** | $ | 20,421 |

# White Rock Associates, LLC
## Statement of Operations
### December 31, 2020

| | | |
|---|---|---:|
| **Revenue - Fee Income** | $ | 330,000 |
| | | |
| **Expenses:** | | |
| Guarantee payments | | 293,305 |
| Consulting fees | | 138,171 |
| Professional and regulatory fees | | 22,790 |
| Administrative expenses | | 59,574 |
| **Total Expenses** | | 513,840 |
| **Net Income (Loss)** | $ | (183,840) |

The accompanying notes are an integral part of the financial statements.

Page 4

White Rock Associates, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

|  | Member's Equity |
|---|---|
| Balances at |  |
| December 31, 2019 | $ 25,396 |
| Allocated capital | $ 174,515 |
| Member capital contributions | - |
| Distributions to member | - |
| Net income (loss) | (183,839) |
| Balances at |  |
| December 31, 2020 | $ 16,072 |

## White Rock Associates, LLC
## Statement of Cash Flows
## For the Year Ended December 31, 2020

**Cash flows from operating activities**

| | |
|---|---|
| Net income (loss) | $ (183,839) |
| Adjustments to reconcile net income (loss) to net cash | |
| provided (used) by operating activities: | |
| Changes in current assets and liabilities: | |
| Increase in accounts receivable | 10,000 |
| Decrease in prepaid expense | (696) |
| Decrease in accounts payable | 2,856 |
| | |
| Net cash provided (used) by operating activities | (171,679) |

**Cash flows from investing activities**

| | |
|---|---|
| Net cash provided (used) by investing activities | $ -0- |

**Cash flows from financing activities**

| | |
|---|---|
| Member capital contributions | - |
| Distributions to member | - |
| Allocated Capital | 174,515 |
| | |
| Net cash provided by financing activities | 174,515 |
| | |
| Net increase in cash and cash equivalents | 2,836 |
| | |
| Cash and cash equivalents at beginning of year | 11,413 |
| | |
| Cash and cash equivalents at end of year | $ 14,249 |

### Supplemental Schedule of Cash Flow Information

Cash paid during the year for:

| | |
|---|---|
| Interest | $ -0- |
| Income Taxes | $ -0- |

The accompanying notes are an integral part of the financial statements.

Page 6

Note 1 -    Summary of Significant Accounting Policies

White Rock Associates, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3.

The Company provides investment banking services related to the corporate finance needs of middle-market companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestitures, and business strategy.

Revenue is recognized for financial advisory services rendered based on the contractual terms of each respective agreement.

The Company's customer base is located throughout the United States.

Receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Company's net income is taxed at the member level rather than at the corporate level for federal income tax purposes. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Member's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -    Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2020, the Company had net capital of approximately $9,899 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.4394 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company periodically makes distributions of capital to its member at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

Note 3 -    Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies.

Note 4 -   Income Taxes

The Company is taxed as a limited liability company (LLC) under the applicable sections of the Internal Revenue Code and has elected to be treated as a partnership. As a result, any income tax liabilities are the responsibility of the Company's members. Accordingly, no provision for income taxes has been included in the accompanying consolidated financial statements.

Note 5 -   Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

During the year ended December 31, 2020, the company paid $293,305 in guarantee payments to its Member.

Note 6 -   Revenue Recognition

Effective January 1, 2018, the Company adopted the requirements of Financial Accounting Standard Board's ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended. The Company completed its implementation analysis, reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard. The Company had evaluated the potential impacts of the new revenue recognition standard on itsfinancial statement and has not identified any material changes in the timing of revenue recognition. The adoption of the new guidance for revenue recognition did not result in any change to the financial statements for the year ended December 31, 2020.

Note 7 -   Subsequent Events

The Company has reviewed all subsequent events through the date through which thefinancial statements are available to be issued, there is no subsequent event.

Note 8 -   Going Concern and Related Party Support

The major part of the Company's working capital requirements is provided by its owner, who also owns other revenue generating entities and has stated to the Company that this support will continue for the foreseeable future.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2020

**Schedule I**

<u>White Rock Associates Capital, LLC</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>Of the Securities and Exchange Commission</u>
<u>As of December 31, 2020</u>

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---:|
| Total member's qualified for net capital | $ | 16,071 |
| Add: | | |
| Other deductions or allowable credits: | | -0- |
| Total capital and allowable subordinated liabilities | | 16,071 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Accounts receivable | | 5,000 |
| Prepaid expenses | | 1,172 |
| Net capital before haircuts on securities positions | | 9,899 |
| Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)) | | -0- |
| Net capital | $ | 9,899 |

## AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:

| | | |
|---|---|---:|
| Total aggregate indebtedness | $ | 4,350 |

**White Rock Associates, LLC**
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>Of the Securities and Exchange Commission</u>
<u>As of December 31, 2020</u>

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

| | |
|---|---:|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 290 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital above the required minimum | $ 3,899 |
| Ratio: Aggregate indebtedness to net capital | 0.4394 to 1 |

**RECONCILIATION WITH COMPANY'S COMPUTATION**

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

| | |
|---|---:|
| Net capital per the Company's unaudited FOCUS IIA Difference: | $ 9,899 |
| Net capital per audited report | $ 9,899 |

## Schedule II

### Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No Statement is required as no subordinated liability existed at any time of the year.

## Schedule III

### Statement Regarding Reserve Requirement and Possession or Control Requirement

Information related to possession or control requirement is not applicable to White Rock Associates, LLC as the Company qualifies as Non-Covered Firm because the company provides mergers and acquisitions and the private placement of securities. During the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3)

*Jennifer Wray CPA PLLC*

16418 Beewood Glen Dr Sugar Land, TX 77498  Tel: 281-923-7665  Email: jenniferwraycpa@yahoo.com PCAOB#6328

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
White Rock Associates, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) White Rock Associates, LLC states that the Company file an exemption report because The Company engages in (a) capital raising of equity,senior and subordinated debt; (b) mergers and acquisitions; and (c) general financial consulting and advisory; during the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3); and (2) White Rock Associates, LLC stated that White Rock Associates, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. White Rock Associates, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about White Rock Associates, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.
2/26/2021



WHITE ROCK ASSOCIATES, LLC
*Advisory Services, Corporate Finance, and M&A*
*Transactions*

5001 Spring Valley Rd, Suite 850W
Dallas, TX 75244
Tel: 972.644.7111  Fax: 972/680-8685
http://www.whiterockassociates.com

# EXEMPTION REPORT

February 22, 2021

White Rock Associates, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"}. This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

White Rock Associates, LLC states that the Company filed an exemption report because the company engages in the following types of business:

A. Capital raising of equity, senior and subordinated debt;

B. Mergers and acquisitions (buy and sell side); and

C. General financial consulting and advisory.

During the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3); and White Rock Associates, LLC met the identified exemption provisions throughout the year ended December 31, 2020 without exception.

*Signature:*

**Gregory W. Hext, Managing Member**

2/22/2021

Date